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                                                                  EXHIBIT 99.1

                  AMENDED CAUTIONARY STATEMENT FOR PURPOSES OF
                       THE "SAFE HARBOR" PROVISIONS OF THE
                PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

From time to time, Simon Worldwide, Inc. ("Simon Worldwide") may provide forward looking information such as forecasts of expected future performance or statements about Simon Worldwide's plans and objectives. This information may be contained in filings with the Securities and Exchange Commission, press releases or oral statements by the officers of Simon Worldwide. Simon Worldwide desires to take advantage of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995 and is including this Exhibit 99.1 in this Form 10-K in order to do so.

Simon Worldwide wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, Simon Worldwide's actual results and could cause Simon Worldwide's actual consolidated results for Simon Worldwide's current quarter and beyond to differ materially from those expressed in any forward-looking statements made by or on behalf of Simon Worldwide.

DEPENDENCE ON PRINCIPAL CUSTOMERS WHICH HAVE TERMINATED THEIR
RELATIONSHIPS WITH US

Until August 2001, our business was heavily dependent on purchases of promotional products by our key customers including Philip Morris Incorporated ("Philip Morris"), now known as Altria, Inc. Additionally, the business of our subsidiary, Simon Marketing, Inc., was heavily dependent on purchases of promotional products and services by McDonald's Corporation ("McDonald's") or its franchisees for which it received an annual fee and other payments. As a result of the arrest of Jerome P. Jacobson ("Mr. Jacobson"), a former employee of Simon Marketing who subsequently plead guilty to embezzling winning game pieces from McDonald's promotional games administered by Simon Marketing, both McDonald's and Philip Morris terminated their relationships with us. No other Company employee was found or even alleged to have any knowledge of or complicity in his illegal scheme. Our business, sales, financial condition and results of operations have been and will continue to be materially adversely affected by the loss of Philip Morris and McDonald's.

UNCERTAIN OUTLOOK

As a result of our stockholder's deficit, loss of customers, and the related legal matters discussed further below, there is substantial doubt about our ability to continue as a going concern. The Board of Directors of the Company continues to consider various alternative courses of action for the Company going forward, including possibly acquiring one or more operating businesses, selling the Company or distributing its net assets, if any, to shareholders. The decision on which course to take will depend upon a number of factors including the outcome of the significant litigation matters in which the Company is involved (See Pending Litigation). To date, the Board of Directors has made no decision on which course of action to take.

No assurances can be made that the holders of our capital stock will receive any distributions if Simon Worldwide is wound up and liquidated or if the Company and its assets are sold.

PENDING LITIGATION

CLASS, REPRESENTATIVE AND OTHER THIRD-PARTY ACTIONS AGAINST MCDONALD'S AND THE COMPANY

As a result of the Jacobson embezzlement described above under Dependence on Principal Customers which Have Terminated Their Relationships with Us, numerous consumer class action and representative action lawsuits (hereafter variously referred to as, "actions", "complaints" or "lawsuits") were filed in Illinois, the headquarters of McDonald's, and in multiple jurisdictions nationwide and in Canada. Plaintiffs in these actions asserted diverse causes of action, including negligence, breach of contract, fraud, restitution, unjust enrichment, misrepresentation, false advertising, breach of warranty, unfair competition and violation of various state consumer fraud statutes. Complaints filed in federal court in New Jersey also alleged a pattern of racketeering. Plaintiffs in many of these

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actions alleged, among other things, that defendants, including the Company, its subsidiary Simon Marketing, and McDonald's, misrepresented that plaintiffs had a chance at winning certain high-value prizes when in fact the prizes were stolen by Mr. Jacobson. Plaintiffs sought various forms of relief, including restitution of monies paid for McDonald's food, disgorgement of profits, recovery of the "stolen" game prizes, other compensatory damages, attorney's fees, punitive damages and injunctive relief.

The class and/or representative actions filed in Illinois state court were consolidated in the Circuit Court of Cook County, Illinois (the "Boland" case). Numerous class and representative actions filed in California were consolidated in California Superior Court for the County of Orange (the "California Court"). Numerous class and representative actions filed in federal courts nationwide were transferred by the Judicial Panel on Multidistrict Litigation (the "MDL Panel") to the federal district court in Chicago, Illinois (the "MDL Proceedings"). Numerous of the class and representative actions filed in state courts other than in Illinois and California were removed to federal court and transferred by the MDL Panel to the MDL Proceedings.

On April 19, 2002, McDonald's entered into a Stipulation of Settlement (the "Boland Settlement") with certain plaintiffs in the Boland case pending in the Circuit Court of Cook County, Illinois (the "Illinois Circuit Court"). The Boland Settlement purports to settle and release, among other things, all claims related to the administration, execution and operation of the McDonald's promotional games, or to "the theft, conversion, misappropriation, seeding, dissemination, redemption or non-redemption of a winning prize or winning game piece in any McDonald's Promotional Game," including without limitation claims brought under the consumer protection statutes or laws of any jurisdiction, that have been or could or might have been alleged by any class member in any forum in the United States of America, subject to a right of class members to opt out on an individual basis, and includes a full release of the Company and Simon Marketing, as well as their officers, directors, employees, agents, and vendors.

On April 8, 2003, the Illinois Circuit Court issued a final order approving the Boland Settlement. The Boland Settlement was conditioned upon a final judgment being issued in the Boland case and in the case before the California Court, both of which have now occurred and, therefore, the Boland Settlement has become effective. While the Boland Settlement is enforceable to bar claims of persons who have not opted out, individual claims may be asserted by those persons who are determined to have properly opted out of the Boland Settlement. The Company has been informed that approximately 250 persons in the United States and Canada purport to have opted out of the Boland Settlement. Claims may also be asserted in Canada and elsewhere if a court were to determine the claim to be distinguishable from and not barred by the Boland Settlement.

The remaining cases in the MDL Proceedings were dismissed on April 29, 2003, other than a case originally filed in federal district court in Kentucky, in which the plaintiff has opted out of the Boland Settlement. The plaintiff in that case asserts that McDonald's and Simon Marketing failed to redeem a purported $1 million winning ticket. This case had been ordered to arbitration.

On or about September 13, 2002, an action was filed against Simon Marketing and McDonald's in Ontario Provincial Court alleging that Simon Marketing and McDonald's deliberately diverted from seeding in Canada game pieces with high-level winning prizes in certain McDonald's promotional games. The plaintiffs are Canadian citizens seeking restitution and damages on a class-wide basis. On October 28, 2002, an action was filed against Simon Marketing in Ontario Provincial Court containing similar allegations. The plaintiffs in the aforesaid actions seek an aggregate of $110 million in damages. Simon Marketing has retained Canadian local counsel to represent it in these actions. The Company believes that the plaintiffs in these actions did not opt out of the Boland Settlement. The Company and McDonald's have filed motions to dismiss or stay these cases on the basis of the Boland Settlement. The Canadian Court has dismissed the case filed in September 2002, but has allowed the October 2002 case to move forward. It is anticipated that McDonalds's and the Company will appeal the ruling.

On August 22, 2003, the Company was served with a lawsuit in the State Circuit Court for Montgomery County Maryland filed by Stone Street Capital, Inc. ("Stone Street") against Simon Marketing, McDonald's and George Chandler, an individual convicted as a conspirator with Mr. Jacobson in connection with the theft of "stolen" McDonald's game pieces. Stone Street alleges that it purchased a purported winning game ticket from Mr. Chandler who purportedly assigned to it the right to receive 19 installment payments of $50,000 each under the ticket. Such installment payments were terminated after the Jacobson theft was uncovered, and Stone Street seeks to recover


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amounts paid by it for the assignment from McDonald's and Simon Marketing. An attempt to remove the case to federal court has been unsuccessful, and the matter is proceeding in Maryland.

LEGAL ACTIONS BETWEEN THE COMPANY AND MCDONALD'S

McDonald's termination of its contractual relationship with the Company led to various lawsuits between the Company and Simon Marketing on the one hand and McDonald's and certain of its agents and suppliers on the other which were commenced between October 2001 and March 2002. In July 2003, all parties to these lawsuits entered into a settlement agreement.

Under the settlement, all causes of action between the parties have been dismissed and mutual releases have been exchanged. In addition, McDonald's will pay $6.9 million to the Company and will assign to the Company all rights to insurance proceeds agreed to be paid by the Company's errors and omissions insurance carriers after payment of expenses relating to the Boland Settlement. The precise amount of insurance proceeds will not be known until all expenses of the Boland Settlement have been calculated, but the Company currently estimates that insurance proceeds will be approximately $9.3 million which would result in total net proceeds to the Company of approximately $13 million after payment of attornies' fees relating to the settlement. It is expected that payments made to the Company pursuant to the settlement with McDonald's will be received by mid-2004.

As a result of this settlement, in consideration for paying an amount in the settlement equal to the remaining limits of the Company's policies, the errors and omissions insurance carriers of the Company have been released from any further obligations to defend the Company, Simon Marketing or any additional insureds under the policies from any claims brought with respect to the Jacobson embezzlement or any other promotional games, including the cases pending in Canada, Maryland and elsewhere described in this Item 3. Legal Proceedings.

OTHER LEGAL ACTIONS ARISING FROM JACOBSON EMBEZZLEMENT

On March 29, 2002, Simon Marketing filed a lawsuit against PricewaterhouseCoopers LLP ("PWC") and two other accounting firms, citing the accountants' failure to oversee, on behalf of Simon Marketing, various steps in the distribution of high-value game pieces for certain McDonald's promotional games. The complaint alleges that this failure allowed the misappropriation of certain of these high-value game pieces by Mr. Jacobson. The lawsuit, filed in Los Angeles Superior Court, seeks unspecified actual and punitive damages resulting from economic injury, loss of income and profit, loss of goodwill, loss of reputation, lost interest, and other general and special damages. The defendants' motion to dismiss for "forum non conveniens" has been denied in the case and, following demurrers by the defendants, the Company filed a first amended complaint against PWC and one of the two other accounting firms named as defendants in the original complaint, KPMG LLP. Subsequently, the defendants' demurrers to the first and a second amended complaint were sustained in part, including the dismissal of all claims for punitive damages with no leave to amend. A third amended complaint was filed, and defendants' demurrer to all causes of action was sustained without leave to amend. A dismissal of the case will result. The Company intends to appeal this ruling.

As a result of this lawsuit, PWC resigned as the Company's independent certified public accountants on April 17, 2002. In addition, on April 17, 2002, PWC withdrew its audit report dated March 26, 2002, filed with the Company's original 2001 Annual Report on Form 10-K. PWC indicated that it believed the lawsuit resulted in an impairment of its independence in connection with the audit of the Company's 2001 consolidated financial statements. The Company does not believe that PWC's independence was impaired. On June 6, 2002, the Company engaged BDO Seidman LLP as the Company's new independent certified public accountants. In connection with obtaining PWC's agreement to re-release their audit report dated February 15, 2001, for inclusion in the Company's Annual Report on Form 10-K/A for the year ended December 31, 2001, the Company agreed to indemnify PWC against any legal costs and expenses incurred by PWC in the successful defense of any legal action that arises as a result of such inclusion. Such indemnification will be void if a court finds PWC liable for professional malpractice. The Company has been informed that in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933 is against public policy and therefore unenforceable. PWC has provided the Company with a copy of a 1995 letter from the Office of the Chief Accountant of the Commission, which states that, in a similar situation, his Office would not object to an indemnification agreement of the kind between the Company and PWC.

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DEPENDENCE ON KEY PERSONNEL

We are dependent on several key personnel, including our Directors. In light of the loss of our customers and the pending litigation against us, there is no assurance that our key personnel can be retained. The loss of the services of our key personnel could harm our business.

NO CUSTOMER COMMITMENTS

We have no backlog, and do not expect any customer commitments in the future.

INVESTMENTS

In the past, we have made venture type investments in early stage companies. Many of these investments were in entities whose business depended upon technology and the Internet. Our technology and Internet venture investments are subject to all the risks inherent in technology and the Internet marketplace including the growth of the number of users, concerns about systems and transaction security, continued development of technological infrastructure, increasing government regulation of the Internet, rapid technology changes rendering existing technology obsolete, the possibility of system downtime and/or failure due to technological or other factors, the possibility that the Internet will not be an accepted medium to conduct business, and the fact that legal standards relating to intellectual property rights in Internet-related business are uncertain and evolving, and are further subject to valuation volatility. In addition, the early stage technology and Internet companies have a high degree of dependence on ready access to the capital markets. No assurances can be made that any of our investments will result in any benefits to us. In 2002, we wrote down to zero the value of an investment which had a carrying value of $10 million at December 31, 2001.


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